                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

              __X__Check if an application to determine eligibility
                   of a trustee pursuant to section 305(b)(2)

                              BANKERS TRUST COMPANY
               (Exact name of trustee as specified in its charter)

                                   13-4941247
                      (I.R.S. Employer Identification No.)

                       280 Park Avenue, New York, New York
                    (Address of principal executive offices)

                                      10017
                                   (Zip code)


                    GreenPoint Home Equity Loan Trust 2001-1
               (Exact name of obligor as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of Incorporation or organization)

                                    (Pending)
                      (I.R.S. Employer Identification No.)


                 c/o Wilmington Trust Company, as Owner Trustee
                               Rodney Square North
                               1100 Market Street
                              Wilmington, Delaware
                    (Address of principal executive offices)

                                      19890
                                   (Zip Code)


                    GreenPoint Home Equity Loan Trust 2001-1
               Home Equity Loan Asset-Backed Notes, Series 2001-1
                   Class A-1 Variable Rate Asset-Backed Notes
                                       and
                   Class A-2 Variable Rate Asset-Backed Notes
                       (Title of the Indenture Securities)

Item 1.  General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME                                         ADDRESS
Office of the Comptroller                    1114 Avenue of the
of the Currency                              Americas, Suite 3900
                                             New York, New York 10036

(b)  Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.  List of Exhibits

Exhibit 1 -

Restated Organization Certificate of Bankers Trust Company, dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated August 31, 1998, September 25, 1998, December 18, 1998, September 3, 1999 (incorporated by reference with the Form T-1 filing for GreenPoint Home Equity Loan Trust 2000-3 on December 14, 2000.)


Exhibit 2 -

State of New York, Banking Department Good Standing Certificate dated March 13, 2001.


Exhibit 3 -

Existing By-Laws of Bankers Trust Company as amended dated April 27, 2000 (incorporated by reference with the Form T-1 filing for GreenPoint Home Equity Loan Trust 2000-3 on December 14, 2000.)

Exhibit 4 -
Not Applicable.


Exhibit 5 -
Consent of Bankers Trust Company required by Section 321(b) of the Act.


Exhibit 6 -
Reports of Condition of Bankers Trust Company dated as of September 30, 2000 (incorporated by reference with the Form T-1 filing for GreenPoint Home Equity Loan Trust 2000-3 on December 14, 2000.)





                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939 the indenture trustee, Bankers Trust Company, a New York Corporation, organized and existing under the laws of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Santa Ana, and State of California, on the 10th day of April, 2001.




                  Bankers Trust Company
                  By: /s/ Judy L. Gomez
                  Judy L. Gomez
                  Assistant Secretary